Exhibit 12.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES
Statement of Computation of Ratios of
Earnings to Fixed Charges and Preferred Dividends

(In thousands, except ratios)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Earnings from continuing operations before income taxes	$ 28,853	$ 22,133	$ 11,600	$ 10,411	$ 7,774
Fixed charges	49,212	41,587	39,395	37,416	38,990
Cash distributions from equity method investments	1,880	1,167	1,304	847	—
Total earnings	$ 79,945	$ 64,887	$ 52,299	$ 48,674	$ 46,764

Fixed charges:
Interest expense	$ 48,720	$ 41,144	$ 39,012	$ 37,062	$ 38,719
Estimated interest expense within rental expense (1)	492	443	383	354	271
Total fixed charges	49,212	41,587	39,395	37,416	38,990
Preferred stock dividends (2)	1,813	281	—	—	—
Total fixed charges and preferred stock dividends	$ 51,025	$ 41,868	$ 39,395	$ 37,416	$ 38,990

Ratio of earnings to fixed charges	1.62	1.56	1.33	1.30	1.20
Ratio of earnings to fixed charges and preferred stock dividends	1.57	1.55	1.33	1.30	1.20

(1)

Represents an estimate of the interest within rental expense. There is no expressed interest expense within rental expense. Rather, the imputed interest expense within rental expense is calculated by multiplying by 30% the office rent expense for each of the years ended, as indicated above.

(2)	Represents pre-tax earnings required to pay preferred stock dividends.